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                                 PRESS RELEASE

MARIETTA, GEORGIA, June 17, 1999 -- Utah Acquisition Corporation, a wholly owned subsidiary of Solvay Pharmaceuticals, Inc. today commenced its previously announced tender offer for all of the outstanding shares of Common Stock of Unimed Pharmaceuticals, Inc. (NASDAQ: UMED) at a price of $12.00 per share, net to the seller, in cash. The tender offer is scheduled to expire at midnight Eastern time on Thursday, July 15, unless extended.

The complete terms and conditions of the offer are set forth in the Offer to Purchase, copies of which are available by contacting the information agent, MacKenzie Partners at (800) 322-2885.

Solvay Pharmaceuticals also said that it will file shortly a Premerger Notification and Report Form with the Federal Trade Commission and the
Antitrust Division of the Department of Justice under the Hart-Scott-Rodino Act.

Unimed Pharmaceuticals is an emerging Chicago-area pharmaceutical company. The company focuses on drugs that have multiple indications and fall within the therapeutic areas of endocrinology, urology, HIV and other infectious diseases.

The Solvay Group is an international chemical and pharmaceutical group based in Brussels, Belgium. Its members employ some 33,000 people in 46 countries. Its 1998 turnover worldwide was 7.5 billion EUR ($8.7 billion) from four operating sectors: Chemicals, Plastics, Processing, and Pharmaceuticals. Solvay Pharmaceuticals, Inc., a member of the Solvay Group, is a research-based pharmaceutical company active in the therapeutic areas of cardiology, women's health, gastroenterology and mental health.